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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	AHRENDTS, ANGELA (Last) (First) (Middle)		Liz Claiborne, Inc. / LIZ

	c/o Liz Claiborne, Inc. 1441 Broadway (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			December 9, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, New York 10018 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Phantom Stock (1)		$28.28		03/11/02				L			4

	Phantom Stock (1)		$30.77		06/10/02				L			4

	Phantom Stock (1)		$28.60		09/09/02				L			4

	Phantom Stock (1)		$30.85		12/09/02				L			4

	Phantom Stock (2)		$28.28		03/11/02				L			40

	Phantom Stock (2)		$30.77		06/10/02				L			36

	Phantom Stock (2)		$28.60		09/09/02				L			39

	Phantom Stock (2)		$30.85		12/09/02				L			37

	Phantom Stock (3)		$28.28		03/11/02				L			50

	Phantom Stock (3)		$30.77		06/10/02				L			46

	Phantom Stock (3)		$28.60		09/09/02				L			49

	Phantom Stock (3)		$30.85		12/09/02				A			46

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	N/A	N/A		Common	4		N/A

	N/A	N/A		Common	4		N/A

	N/A	N/A		Common	4		N/A

	N/A	N/A		Common	4		N/A		16		D

	N/A	N/A		Common	40		N/A

	N/A	N/A		Common	36		N/A

	N/A	N/A		Common	39		N/A

	N/A	N/A		Common	37		N/A		152		D

	N/A	N/A		Common	50		N/A

	N/A	N/A		Common	46		N/A

	N/A	N/A		Common	49		N/A

	N/A	N/A		Common	46		N/A		191		D

Explanation of Responses:

(1) Represents shares of phantom stock credited to Reporting Person, pursuant to the dividend reinvestment feature of a Restricted Transformation Share Agreement under issuer's 1992 Stock Incentive Plan. Phantom stock shares automatically convert to actual shares upon vesting of the underlying restricted shares.

(2) Represents shares of phantom stock credited to Reporting Person, pursuant to the dividend reinvestment feature of a Restricted Executive Leadership Team Share Agreement under Issuer's 2000 Stock Incentive Plan. Phantom Stock shares automatically convert to actual shares upon vesting of the underlying restricted shares.

(3) Represents shares of phantom stock credited to Reporting Person, pursuant to the dividend reinvestment feature of a Restricted Agreement Key Associates Performance Shares (KAPS). Phantom stock shares automatically convert to actual shares upon vesting for the underlying restricted shares.

/s/ NICHOLAS J. RUBINO Attorney-in-fact	December 11, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

AUTHORIZATION STATEMENT

This statement confirms that the undersigned has authorized and designated each of Roberta S. Karp and Nicholas J. Rubino to execute and file on the undersigned’s behalf all forms that the undersigned may be required to file with the United States Securities Exchange Commission under Section 16 of the Securities Exchange Act of 1934 (“Section 16”) as a result of the undersigned’s ownership of or transactions in securities of Liz Claiborne, Inc. The authority granted under this statement shall continue until the undersigned is no longer required to file forms under Section 16 with respect to the ownership of or transaction in the securities of Liz Claiborne, Inc., unless earlier revoked in writing.

Signature:	/s/ Angela Ahrendts

Name:	Angela Ahrendts

Date:	August 31, 2002